NovelStem International Corp.
2255 Glades Road Suite 221A
Boca Raton, Florida 33431

February 17, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Attn:

Re: NovelStem International Corp.

Amendment No. 3 to Registration Statement on Form 10-12G

Filed January 26, 2023

File No. 000-22908

Ladies and Gentlemen:

The following response addresses the comment of the reviewing Staff of the Commission as set forth in a comment letter dated January 31, 2023, relating to the draft registration statement on Form 10-12G (the “Registration Statement”) of NovelStem International Corp. (the “Company” or “NovelStem”). The numbered paragraph below corresponds to the numbered comment in the Staff’s letter and the Staff’s comment is presented in bold.

Amendment 3 to Form 10-12G

General

1.	Please provide a detailed legal analysis of whether NewStem is “controlled primarily” by Novelstem for purposes of Rule 3a-1(a)(4) under the Investment Company Act of 1940. Your analysis should (i) apply any relevant Commission and staff guidance (including the no-action letter issued to Health Communications Services, Inc. (pub. avail. Apr. 26, 1985)) on the meaning of “controlled primarily” to your facts and (ii) provide specific details about any further indicia of control as between Novelstem and NewStem not already discussed in prior responses.

Response:

The Company notes the Staff’s comment. As previously noted in the Company’s prior responses to the Staff’s comments with respect to the Registration Statement, the Company again respectfully submits that the Company is not an investment company based on the definition set forth in Section 3 of the Investment Company Act of 1940 (the “1940 Act”). However, in the event that the Staff determines that NovelStem meets the definition of an “investment company” under the 1940 Act, NovelStem respectfully submits that it meets the requirements of Rule 3a-1 promulgated under the 1940 Act and is, therefore not an investment company under the 1940 Act.

As specified in Rule 3a-1, no more than 45% of the value of NovelStem’s total assets (exclusive of Government securities and cash items) consists of, and no more than 45% of NovelStem’s net income after taxes (for the last four fiscal quarters combined) is derived from, securities other than...securities issued by companies: (i) which are controlled primarily by NovelStem; (ii) through which NovelStem engages in a business other than that of investing, reinvesting, owning, holding or trading in securities; and (iii) which are not investment companies. [emphasis added.]

Accordingly, if (i) NewStem is primarily controlled by NovelStem; (ii) through NewStem, NovelStem engages in a business other than that of investing, reinvesting, owning, holding or trading in securities; (iii) NewStem is not an investment company; and (iv) NovelStem is not an investment company under Sections 3(a)(1)(A) or 3(a)(1)(B) of the 1940 Act, then NovelStem should be entitled to rely on Rule 3a-1 as the basis for the conclusion that NovelStem is not an investment company for purposes of the 1940 Act. For reasons previously provided to the Staff and in the below supplemental response, NovelStem believes that each of the requirements set forth in Rule 3a-1 has been met.

In particular, in response to the Staff’s comment, NovelStem respectfully submits that NewStem is “controlled primarily” by NovelStem for purposes of Rule 3a-1(a)(4) under the 1940 Act based on the following analysis:

1. As previously noted, Jan Loeb, NovelStem’s President and Executive Chairman, is also the Chairman and a de facto executive officer of NewStem. Mr. Loeb is responsible for and directly involved in all aspects of the business of NewStem. In these roles, Mr. Loeb has been authorized to oversee, and therefore exerts significant control with respect to, NewStem’s strategic planning, budget, capital raising and all related matters. As Mr. Loeb is the President and Executive Chairman of NovelStem, NovelStem consequently has primary control over NewStem and its operations.

2. The Staff has indicated that “a holding company generally secures control of other companies primarily for the purpose of engaging in those companies’ lines of business”.1 As previously noted by the Company, NovelStem’s operations, business and strategic plan are focused almost entirely on NewStem. In fact, as the Staff knows, approximately 90% of the value of NovelStem’s total assets is represented by its ownership interest in NewStem.

Since making its strategic investment in NewStem, NovelStem has consistently described itself as a biotechnology company engaged through NewStem in the development and commercialization of stem-cell-based diagnostic technology. NovelStem’s President and Executive Chairman and its other Directors, most of whom have pharmaceutical and life science backgrounds, are actively involved in, and devote a significant amount of time and expertise to NewStem’s business, financing and strategic growth. NovelStem’s management and other resources are committed almost exclusively to the business, operations and strategic growth of NewStem. Moreover, the present corporate structure is designed to enable the combined companies, one of which is a public reporting company, to have greater access to the capital markets and facilitate the growth of the combined companies. The Company believes that its business and operations are in every respect functionally the same as NewStem’s. Accordingly, NovelStem’s interest in NewStem is primarily for the purpose of engaging in NewStem’s line of business, as contemplated by the Staff’s analysis.

3. Section 2(a)(9) of the 1940 Act defines control to mean “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.” Section 2(a)(9) of the 1940 Act also states that “[a]ny person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company”.

1 Health Communications Services, Inc., SEC No-Action Ltr. (Apr. 26, 1985).

NovelStem currently owns approximately 31% of NewStem’s outstanding voting securities. Thus, by virtue of the magnitude of its ownership stake in NewStem, NovelStem is presumed to control NewStem under the 1940 Act.

Moreover, NovelStem respectfully submits that it “primarily” controls NewStem. For purposes of the 1940 Act, a company is controlled “primarily” by an issuer if the issuer has control over the company within the meaning of Section 2(a)(9) of the Act and “the degree of the issuer’s control is greater than that of any other person.”2 First, NovelStem owns approximately 31% of the issued and outstanding shares in NewStem. No other shareholder owns a greater percentage of NewStem’s shares. In addition, NewStem is almost entirely dependent on NovelStem’s operations, management and other resources and its access to capital. NewStem’s other significant shareholders are almost exclusively focused on NewStem’s scientific research and development activities.

Additionally, as Chairman of NewStem, Jan Loeb has been authorized to oversee, and therefore exerts significant control with respect to, NewStem’s strategic planning, budget, capital raising and all related matters. Further, as noted, nearly all of NovelStem’s other Directors have backgrounds in the pharmaceutical and life science industries and devote significant time and expertise to NewStem.

Consequently, as a result of NovelStem’s significant ownership interest in NewStem, NewStem’s dependency on NovelStem’s management and other resources and access to capital, the level of direct engagement by NovelStem’s Board of Directors in the business and overall planning and growth of NewStem, including Mr. Loeb’s position as Executive Chairman of NovelStem and Chairman of NewStem’s respective Board of Directors and the critical role he plays in both companies, NovelStem’s ongoing financial support and various preemptive and shareholder rights, NovelStem respectfully submits that its degree of control over NewStem is greater than the control of any other person.

Accordingly, for the reasons stated above, if the Staff were to determine that the Company would otherwise meet the 1940 Act definition of an investment company, the Company respectfully submits that it is not an investment company subject to regulation under the 1940 Act by virtue of Rule 3a-1.

2 See Id.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ Jan Loeb
Jan Loeb
President and Executive Chairman